
Mail Stop 7010   November 18, 2008

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
10600 North De Anza Boulevard, Suite 250
Cupertino, California 95014

> **Re:** **World Waste Technologies, Inc.**
> **Amendment No. 2 to Preliminary Information Statement on**
> **Schedule 14A**
> **Filed November 7, 2008**
> **File No. 001-11476**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-11476**
>
> **Form 10-Q for the Period Ended June 30, 2008**
> **Filed August 15, 2008**
> **File No. 001-11476**

Dear Mr. Pimentel:

We have reviewed the above referenced filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 2 TO PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14A

General

1. Please update the financial statements and corresponding financial information included to comply with Rule 8-08 of Regulation S-X.

2. Please note that we are continuing to review your response to comment 3 in our letter dated September 25, 2008. If necessary, we will issue a follow up comment on your response at a later date.

Opinion of the Financial Advisor of the Special Committee of World Waste's Board of Directors, page 37

3. We note your response to comment 8 in our letter dated October 24, 2008. In this section, please disclose the second paragraph of your response to comment 8. Additionally, please clearly state the forms of consideration Livingstone determined were fair and the forms that Livingstone did not directly opine on.

Fairness Methodology, page 42

4. We note your response to comment 11 in our letter dated October 24, 2008. You disclose that Livingstone applied a 25% comparability discount to its findings to account for the size discrepancy. Given that the three selected public companies still appear to be clearly more significant than Vertex Nevada in terms of assets and operations, please expand your discussion to address the basis for using this percentage amount. Please also provide us with any documentation which supports the basis for using this percentage, including the relevant portion of Ibbotson's Valuation Edition 2007.

1(A) Comparable Company Analysis, page 42

5. We note your revised disclosure in response to comment 12 in our letter dated October 24, 2008. However, please clarify whether the TTM value is $2.2 million as disclosed in your response or $2.6 million as disclosed in your revised disclosure on page 43.

Valuation Summary, page 47

6. We note your statement that Livingstone arrived at an assessed fairness opinion enterprise value of approximately $21.0 million for Vertex Nevada. However, on page 35 of the Fairness Memorandum, it appears that Livingstone assessed Vertex with an enterprise value of approximately $19.1 million. Please advise or revise accordingly.

Selected Unaudited Pro Forma Combined Financial Information, page 92

7. It is not clear how you arrived at the equivalent pro forma per share data amounts based on the terms of the exchange. Please clearly disclose how you arrived at each of the amounts. Please refer to the Instruction to Item 3(f) of Part I.A. of the Form S-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations
– Vertex Nevada, page 96

Results of Operations for the Fiscal Year Ended December 31, 2007 Compared to the
Fiscal Year Ended December 31, 2006, page 103

8. We note your response to comment 17 in our letter dated October 24, 2008. You
    disclose that the Refining and Marketing division increased its gross margin from
    $435,244 or 8.38% for the year ended December 31, 2006 to $1,622,458 or
    20.29% for the year ended December 31, 2007. You state that production
    increases and commodity price increases resulted in the favorable revenues and
    gross profit in 2007 compared to 2006. It remains unclear why the gross margin
    percentage increased from 8.38% to 20.29%. Please clarify.

Liquidity and Capital Resources, page 106

9. We note your statement that World Waste may loan Vertex Nevada up to $1.0
    million for general working capital and to accelerate expansion of Vertex
    Nevada's thermo-chemical upgrading process capacity. Please disclose this
    possibility in the following sections: Summary of the Proxy Statement – The
    Merger on page 6 and The Merger on page 29.

Financial Statements

Vertex Energy, L.P.

General

10. We note your response to comment 18 in our letter dated October 24, 2008. Your
    response appears to indicate that each company has its own set of books. Please
    clarify whether there were separate books for the Black Oil division and separate
    books for the Refining and Marketing division. If these divisions do have
    separate books and financial statements, please advise why carve-out financial
    statements were created instead of using the division financial statements with
    any necessary allocation of overhead expenses of the Parent company.

11. For adjustment (a), please clarify whether each division and/or business has their
    own bank account and general ledger cash account. If not, clarify the
    methodology used to determine which cash balances relate to which operations.
    You state that a portion of the $8,083 which has been allocated to the carved-out
    operations relates to businesses that are not being transferred. Tell us the specific
    amount and further advise why you continue to include these amounts in the
    carve-out financial statements.

12. For adjustment (d), please provide us with a detail of the prepaid expenses included in the carved-out financial statements. Please explain the nature of each component and corresponding amount as well as how you determined that the item is related to the carved-out operations. You state that Insurance and Marketing expenses for Vertex LP and its subsidiaries are included in this amount as well. This indicates that a portion of the prepaid expense line item included in the carve-out financial statements is not related to the carved-out operations. Please advise.

13. Please disclose how you were able to determine which vendor and creditor obligations specifically related to the carved-out operations in adjustment (h).

14. Adjustment (h) appears to only relate to the accounts payable line item. Please clearly explain the nature of each of the remaining liability adjustment amounts and correspondingly why the liability amounts have been excluded from the carve-out financial statements. Please also explain the nature of any liability amounts being added to arrive at the carve-out financial statement amounts.

15. For adjustment (j), you indicate that you included all of the revenues related to the Black Oil division. Your disclosures elsewhere, including page 86, indicate that you have revenues from multiple customers even though the carved-out operations are supposed to be only related to one significant customer. Please confirm that you only included the portion of the revenues and costs of revenues associated with the one significant customer in the carve-out financial statements.

16. You have excluded the majority of Vertex Energy LP's selling, general and administrative expenses and you included the majority of their revenues. Please provide an explanation for each component of the selling, general and administrative expenses line item on your statements of operations to clearly explain the amounts that have been excluded from the carve-out financial statements.

17. Please disclose the nature of the items included in the other expense line item and how you determined that they were not related to the carved-out operations.

18. Please provide an explanation for each adjustment, including the adjustment to related parties revenues and investment income.

Notes to the Financial Statements

Note 1. Basis of Presentation and Nature of Operations, page F-7

Company Operations, page F-7

19. We note your response to comment 21 in our letter dated October 24, 2008. For the third party contracts listed on page F-9 and the related party contracts listed on page F-15, please disclose your basis for assuming that these transactions and agreements will be in place in order for you to be able to continue to operate your business, including whether you have received any firm commitments in this regard. It appears that all of these contracts were in place in prior periods. Please confirm. Please confirm that the impact of all of these contracts is reflected in the historical financial statements. If not, please clarify which contracts have not been reflected and why. The statement of operations line item does not appear to indicate that there are any related party cost of revenue amounts.

20. We reissue comment 22 in our letter dated October 24, 2008. Please clearly disclose the risks of not having a non-compete agreement signed by Vertex Energy, L.P. and its affiliates or tell us where these disclosures are located.

Note 2. Summary of Significant Accounting Policies, page F-10

Cash and Cash Equivalents, page F-10

21. We note your response to comment 23 in our letter dated October 24, 2008. Please also disclose how you determined these unleaded gas and heating oil contracts were highly liquid and readily convertible to known amounts of cash. Please also describe the terms of these contracts. Refer to paragraph 8 of SFAS 95.

Commodity Contracts, page F-12

22. We note your response to comment 25 in our letter dated October 24, 2008. You disclose that you used heating oil and unleaded gas options and futures contracts to manage a portion of your exposure to fluctuations in feedstock and processed inventory prices. This disclosure would indicate that you use heating oil and unleaded gas in your operations, which your response indicates is not the case. We continue to have difficulty understanding your business purpose for entering into these contracts. Please advise.

23. Your response states that your have reclassified the gains and losses from these investments in heating oil and unleaded gas options and futures contracts to be consistent with oil and gas presentation. It is unclear what oil and gas presentation you are referring to. Please further advise how you determined these

amounts should now be reflected in the selling, general and administrative expenses line item.

Note 5. Related Parties, page F-14

24. We note your response to comment 16 in our letter dated October 24, 2008. Please clearly state whether each line item includes direct amounts of the carved-out operations, whether the line item includes allocated amounts, or whether the line item includes a combination of both. For any direct amounts, please also disclose how you determined the item is a direct income or expense of the carved-out operations. For any line items which include a combination of both, please clarify which components are direct expenses and which are allocated expenses.

25. Please provide us with a breakdown of your selling, general and administrative expenses line item by each component and corresponding amount. Please correspondingly state whether each component is a direct expense or is allocated. It does not appear that your current disclosures address all of the components which are discussed on page 99.

Unaudited Pro Forma Combined Financial Information, page F-88

26. We note your response to comment 34 in our letter dated October 24, 2008. Please tell us what consideration you gave to paragraph 10 of SFAS 128 in determining how to treat these warrants for purposes of calculating earnings per share.

27. We note your response to comment 36 in our letter dated October 24, 2008. Your response to comment 56 in your letter dated October 15, 2008 indicates that the preferred stock is redeemable at a fixed price and that the preferred stock is redeemable for cash or other assets. This would indicate that there were future monetary obligations associated with the preferred stock, which is inconsistent with the additional disclosures that you provided in note (i) to the pro forma financial information. Please further advise how you arrived at the initial carrying value of the Series B Preferred Stock in accordance with paragraph 15 of EITF Topic D-98.

Note 4. Earnings (Loss) Per Share, page F-102

28. We reissue comment 39 in our letter dated October 24, 2008. The first three columns of the pro forma statement of operations should reflect historical results. In this regard, it is not clear how you arrived at a basic and diluted EPS and weighted average number of shares outstanding for the carve-out entity of Vertex Energy, LP.

29. It is not clear why you are including the historical weighted average shares of World Waste Technologies, Inc. in your determination of the pro forma weighted average shares. It is also not clear why the share amounts in this reconciliation do not correspond to the share amounts disclosed in note (e) to the pro forma financial information. Please advise or revise as necessary.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

30. Please address the above comments in your future filings as applicable.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

31. Please address the above comments in your interim filings as well.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Lawrence P. Schnapp, Esq.
        Troy Gould PC
        1801 Century Park East, Suite 1600
        Los Angeles, California 90067